UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

August 1, 2017

HEMPTECH CORP.

(Exact name of issuer as specified in its charter)

Nevada	46-5145215
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

10901 Roosevelt Blvd, Suite 1000c, Saint Petersburg, FL 33716

(Full mailing address of principal executive offices)

(727) 474-1810

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9. Other Events

On July 31, 2017, the Company announces that it is filing with the State of Florida to incorporate “Nuvus Florida Farms LLC” and “Nuvus Florida Health LLC” for the purpose of becoming a possible license holder for medical marijuana license or an Operator for current and future license holders in the State of Florida. As provided in the previous press release on July 27, 2017, the Company is in the process of co-applying for Medical Marijuana Treatment Center (MMTC) license in the State of Florida with its sister companies, FutureLand Corp & CB Scientific.

Nuvus Florida Farms LLC will be utilized as a grower of Medical Marijuana and Nuvus Florida Health LLC as the operator for the Medical Marijuana Treatment Centers. The Company is also in discussions with medical facilities in the Tampa bay area to invest in medical marijuana prescription centers expanding State wide within two years. We believe medical marijuana prescription centers will complement and enhance our ability to acquire the license and serve the patience within the Medical Marijuana Treatment Center construct.

More information will be provided to the shareholders as it becomes available.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMPTECH CORP.

Date:	August 1, 2017	By:	/s/ Sam Talari
Sam Talari, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.